UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RadioShack Corp.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

750438103

Joseph Mause Standard General L.P. 767 Fifth Avenue, 12th Floor New York, NY 10153 Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,130,928
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,130,928

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,130,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IA (investment adviser)
            *See Item 5.

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,167,848
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,167,848

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,167,848
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 5.0%
14	Type of Reporting Person (See Instructions) PN (partnership)
             *See Item 5.

1	Names of Reporting Persons. Standard General OC Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,786,081
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,786,081

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,081
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person (See Instructions) PN (partnership)
             *See Item 5.

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,016,800
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,016,800

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,016,800
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 2.0%
14	Type of Reporting Person (See Instructions) CO (corporation)
             *See Item 5.

1	Names of Reporting Persons. Standard General Focus Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 160,199
9 Sole Dispositive Power 0
10 Shared Dispositive Power 160,199

11	Aggregate Amount Beneficially Owned by Each Reporting Person 160,199
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 0.2%
14	Type of Reporting Person (See Instructions) PN (partnership)
             *See Item 5.

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]*
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,130,928
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,130,928

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,130,928
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X*
13	Percent of Class Represented by Amount in Row (11) 9.8%
14	Type of Reporting Person (See Instructions) IN
             *See Item 5.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to Common Stock, par value $1.00 per share (the “Common Stock”) of RadioShack Corp., a Delaware corporation (the “Issuer” or the “Company”).  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Schedule 13D”) which was originally filed on September 26, 2014 and amended on October 7, 2014.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D, as amended.

This Amendment is being filed to amend Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4.	Purpose of Transaction

As described in the Company’s Current Report on Form 8-K, filed on November 26, 2014 (the “Company’s 8-K”), on November 26, 2014 the Company and General Retail Holdings L.P. (“GRH”) entered into an amendment (the “Amendment”) to the Recapitalization and Investment Agreement, dated as of October 3, 2014 (the Recapitalization Agreement”), between the Company and GRH.

GRH agreed to the Amendment at the request of the Company  in order to allow the Company to have additional equity available for issuance in connection with its turnaround efforts.

The Amendment (1) potentially reduces the number of shares of preferred stock of the Company (the “Preferred Stock”) otherwise issuable to GRH under the Recapitalization Agreement by up to 10% and (2) provides that GRH will have the right to designate four individuals to the Company’s board of directors in connection with completion of the rights offering described in the Company’s Current Report on Form 8-K filed on October 7, 2014 if the conditions to the rights offering are satisfied.

The foregoing description of the Amendment is not complete and is qualified in its entirety by reference to the full text of the Amendment, a copy of which is filed as Exhibit 2.1 to the Company’s 8-K and incorporated herein by this reference.

Item 5.	Interest in Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated herein by reference .

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated herein by reference .

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.1
Amendment, dated as of November 26, 2014, to the Recapitalization and Investment Agreement, dated as of October 3, 2014, between RadioShack Corporation and General Retail Holdings L.P., incorporated herein by reference to Exhibit 2.1 to the Company’s 8-K.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:             November 26, 2014

STANDARD GENERAL L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

STANDARD GENERAL OC MASTER FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

STANDARD GENERAL FOCUS FUND L.P.

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Chief Executive Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim, Individually